

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 9, 2010

Mr. Reginald Denny
Chief Financial Officer
Arkanova Energy Corporation
2441 High Timbers Drive, Suite 120
The Woodlands, Texas 77380

> **Re:** **Arkanova Energy Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 23, 2009**
> **File No. 000-51612**

Dear Mr. Denny:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief